December 15, 2010

VIA FAX AND EDGAR SUBMISSION

Mr. Kevin Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ProUroCare Medical Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Form 10Q for the Quarter Ended September 30, 2010
File No. 000-51774

Dear Mr. Vaughn:

On behalf of ProUroCare Medical Inc. (the “Company”), this letter responds to your letter dated November 30, 2010.

The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs of your letter.  For ease of reference, the Staff’s comments appear in italics immediately preceding the Company’s responses.

Form 10-K For the Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data, page F-l

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-16

-(i) Stock-based Compensation, page F-18

1.
We note from page F-19 that you do not adjust your fair value calculation of the stock options for forfeitures since you have a lack of history. Please explain to us why you are not estimating forfeitures in the determination of the fair value of your outstanding stock options issued and how this complies with Topic 718-10-55-45 and 718-10-35-3 of the FASB Accounting Standards Codification.

Response:  Since the Company has only two employees, management expects and estimates that substantially all employee stock options will vest, and therefore the forfeiture rate used was zero.  We will change our disclosure in future filings to include a statement to that effect.

Note 2. Public Offering; Automatic Conversion of Convertible Debt, page F-20

2.
We note from here and page F-33 that you sold 3,050,000 units at $1.00 per share consisting of one share of common stock and one redeemable warrant to purchase one share of common stock at an exercise price of $1.30 per share. Please explain to us how you accounted for this transaction including the redeemable warrants that were issued as part of this transaction. Cite the accounting literature relied upon and how you applied it to your situation.

Response:  The warrants sold as part of the units are redeemable for $0.01 per share, at the Company’s option, any time after the price of the common stock reaches $1.82 per share for a period of at least ten consecutive trading days.  The warrants do not meet the definition of a mandatorily redeemable financial instrument under ASC 40-10-20 which describes such instruments as:  “Any of various financial instruments issued in the form of shares that embody an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur.” The warrant holders do not have any right to force the Company to redeem the warrants, i.e. they are not mandatorily redeemable.  As such, the warrants do not represent a mandatorily redeemable financial instrument requiring classification as a liability under ASC 480-10-25-4.  As an equity sale, we recorded the sale of the units as common stock and additional paid-in capital.

Note 9. Income Taxes, page F-26

3.
We note that you classify interest expense and penalties related to your income taxes in general and administrative expenses. Please revise your future filings to classify interest expense for your uncertain income tax positions as part of either income tax expense or interest expense within your statement of operations. Alternatively, please explain to us how your accounting policy related to your classification of interest expense for your uncertain income tax positions complies with the guidance in 740-10-45-25 of the FASB Accounting Standard Codification.

Response:   In future filings we will revise this disclosure to state that “the Company has adopted the policy of classifying interest expense for uncertain tax positions as interest expense.  Any penalties would be classified as general and administrative expense.”

Note 14. Shareholders' Equity (Deficit), page F-3l

-(h). Warrant Exercises, page F40

4.
We note that you commenced a replacement warrant offering during fiscal 2009 and that you recognized approximately $1.4 million of expense related to this transaction for the early exercise of the warrants. Please explain to us how you accounted for this transaction and why you recognized $1.4 million of expense related to this transaction during fiscal 2009. Cite the accounting literature relied upon and how you applied it your situation.

Response:  The accounting for the issuance of an early-exercise inducement to holders of warrants is not explicitly addressed in the accounting standards.  However, the situation is directly analogous to the issuance of an early conversion inducement to holders of convertible debt.  Accounting standard 470-20-40-16 addresses the accounting for this type of transaction:

If a convertible debt instrument is converted to equity securities of the debtor pursuant to a inducement offer, the debtor shall recognize an expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms.  The fair value of the securities or other consideration shall be measured as of the date the inducement offer is accepted by the convertible debt holder.  That date normally will be the date the debt holder converts the convertible debt into equity securities or enters into a binding agreement to do so.  Until the debt holder accepts the offer, no exchange has been made between the debtor and the debt holder.

The replacement warrant program is not a modification of existing warrants, but issuance of new warrants as an inducement for existing warrant holders to exercise their warrants.  Following the guidelines of 470-20-40-16, we expensed the fair value of the replacement warrants issued, as determined as of the expiration date of the offering. The expense was recorded as “Inducement for exercise of warrants.”

Item 9A(T) Controls and Procedures, page 34

5.
We note from your first sentence of this section that you do not include the full definition of disclosure controls and procedures as set forth in Rule 13a-15(e) of the Exchange Act. While you are not required to include the definition of disclosure controls and procedures, when you do, all of the language must be consistent with the language that appears in the two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Please revise future filings to either include the full two-sentence definition or to remove the definition.

Response: In future filings we will include the full two-sentence definition of “disclosure controls and procedures.”  Specifically, the text will read:

“We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

Exhibits 31.1 and 31.2

6.
We note here and within your September 30, 2010, June 30, 2010 and March 31, 2010 Forms 10-Q that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. For instance, we note that you made modifications to paragraph 4(d). Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Response:  In future filings we will revise Exhibits 31.1 and 31.2 to be in the exact form prescribes by Item 601(b)(31) of Regulation S-K.  Specifically, the revised paragraph 4(d) will state:

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

Form10-Q for the Quarter Ended September 30, 2010

Note 3. Notes Payable-Bank, page 9

7.
We note that you modified your notes payable with Crown Bank on June 28, 2010 and that you determined that this was a substantial modification to this loan. We further note that you continued to agree to provide a certain number of common stock shares per month to the guarantors until March 28, 2011. We finally note that you are going to record the shares as debt extinguishment over the term of the new loan as debt extinguishment expense. Please explain to us in more detail the nature of the transaction including the timing of the recognition of the loss for the debt extinguishment. For instance, please explain to us why you are recording the shares issued as debt expense over the life of the loan rather than up-front as debt extinguishment. Cite the accounting literature relied upon and how you applied it to your situation.

Response:  We renewed $1.0 million of bank loans that were guaranteed by two guarantors.  As consideration to the two guarantors, we agreed to provide shares of common stock for each month or portion thereof that the bank loans remained outstanding, with a minimum of six months of such stock compensation.  The six month minimum stock compensation was issued upon the loan renewals.  In addition, we paid $5,000 to the bank as a loan origination fee.

An analysis of the cash flows related to the loan renewals, including the fair value of the common stock, the loan origination fee and interest payments indicated that the modifications to the maturity dates of the notes were substantial modifications of the terms of the notes, as the present value of the cash flows under the new convertible promissory notes was greater than 10 percent different from the present value of the cash flows under the original notes.  Therefore, we treated the modification in the same manner as a debt extinguishment.

Under the guidance provided by ASC 470 50 40-17(a), if the exchange or modification is to be accounted for in the same manner as a debt extinguishment and the new debt instrument is initially recorded at fair value, fees paid by the debtor to the creditor as part of the exchange or modification shall be associated with the extinguishment of the old debt instrument and included in determining the debt extinguishment gain or loss to be recognized.  Accordingly, the $5,000 loan origination fee paid to the creditor bank was expensed immediately.

Under the guidance provided by ASC 470-50-40-18(a), if the exchange or modification is to be accounted for in the same manner as a debt extinguishment and the new debt instrument is initially recorded at fair value, costs incurred with third parties directly related to the exchange or modification shall be associated with the new debt instrument and amortized.  Accordingly, we recorded the fair value of the shares of common stock issued for the initial six month period that the loans are outstanding on the balance sheet as “Debt issuance cost,” and are amortizing it over the six month period.  Shares to be issued while the loans remain outstanding after the initial six month period will be expensed as incurred.

As requested in your letter dated November 30, 2010, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses set forth above are fully responsive to the Staff’s comments, but remain available to discuss with you at your earliest convenience any additional questions the Staff may have regarding the Company’s disclosures.  Please feel free to call me directly at (952) 698-1161.

Thank you for your assistance in this matter.

Sincerely,

Richard Thon
Chief Financial Officer